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                                               1934 Act Registration No. 1-14696
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF JULY 2001


                        CHINA MOBILE (HONG KONG) LIMITED
                (Translation of registrant's name into English)


                                60/F THE CENTER
                            99 QUEEN'S ROAD CENTRAL
                                HONG KONG, CHINA
                    (Address of principal executive offices)


     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                   Form 20-F  X                   Form 40-F
                            -----                          -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                         Yes                      No  X
                            -----                   -----

     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b):82-                .)
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                                    EXHIBITS


Exhibit Number
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1.1  Announcement in relation to the status of application for land use right certificates and property title certificates in Guangdong Province, dated June 29, 2001.

1.2 Announcement in relation to the cancellation of connection fees, dated July 3, 2001.


FORWARD-LOOKING STATEMENTS

     The announcement in relation to the cancellation of connection fees constituting Exhibit 1.2 hereto contains certain forward-looking statements that are, by their nature, subject to significant risks and uncertainties. These forward looking statements include, without limitation, statements relating to our future revenue, the growth or decline of our subscriber base and other statements relating to our future financial performance. The words "anticipate", "believe", "estimate", "expect", "intend" and similar expressions, as they relate to us, are intended to identify certain of such forward-looking statements. We do not intend to update these forward-looking statements.

     These forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation:

     -- any further restructuring of the telecommunications industry in Mainland
        China;

     -- any changes in the regulatory policies of the Ministry of Information
        Industry of China and other relevant government authorities, which could affect, among other things, the granting of any requisite government approvals, licences and permits, interconnection and transmission line arrangements, tariff policies, capital investment priorities, and spectrum allocation;

     -- the effects of competition on the demand for and price of our mobile communications services;

     -- any changes in mobile telephony and related technologies, which could affect the viability and competitiveness of our mobile communications networks; and

     -- changes in political, economic, legal and social conditions in Mainland
        China, including the Chinese government's specific policies with respect to new entrants in the telecommunications industry, foreign investment and the entry of foreign companies into China's telecommunications market, economic growth, inflation, foreign exchange, and the availability of credit.

     In addition, our future network expansion and other capital expenditure and development plans are dependent on numerous factors, including, among others:

     -- our ability to obtain adequate financing on acceptable terms;

     -- the adequacy of currently available spectrum or the availability of additional spectrum;

     -- the availability of transmission lines and equipment, the availability of the requisite number of sites for locating network equipment on reasonable commercial terms;

     -- our ability to develop or obtain new technology and applications; and

     -- the availability of qualified management and technical personnel.

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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              CHINA MOBILE (HONG KONG) LIMITED


Date: July 5, 2001                         By:    /s/ Wang Xiaochu
                                                 ------------------------------
                                              Name:  Wang Xiaochu
                                              Title: Chairman